Hilton Group 82-1571

~~Ladbrokes PLC~~

ON 2 MARCH 2006, THE COMPANY ANNOUNCED THAT IT HAD POSTED A CIRCULAR TO ITS SHAREHOLDERS CONTAINING A NOTICE CONVENING AN EXTRAORDINARY GENERAL MEETING TO BE HELD AT THE LONDON HILTON ON PARK LANE, 22 PARK LANE, LONDON W1K 1BE AT 11.00 AM ON 29 MARCH 2006 AT WHICH RESOLUTIONS WILL BE PROPOSED TO APPROVE THE PAYMENT (SUBJECT TO THE FILING OF THE NECESSARY INTERIM ACCOUNTS) OF A FINAL DIVIDEND OF 6.6 PENCE PER ORDINARY SHARE FOR THE FINANCIAL YEAR ENDED ON 31 DECEMBER 2005 AND A SPECIAL DIVIDEND OF 233.4 PENCE PER ORDINARY SHARE, THE CONSOLIDATION OF THE COMPANY'S ORDINARY SHARES, THE RENEWAL OF ITS AUTHORITY TO MAKE MARKET PURCHASES OF ORDINARY SHARES AND THE ADOPTION OF NEW ARTICLES OF ASSOCIATION.

THE COMPANY ANNOUNCES THAT IT HAS TODAY FILED WITH THE REGISTRARS OF COMPANIES THE INTERIM ACCOUNTS NECESSARY FOR PAYMENT OF THE FINAL AND SPECIAL DIVIDENDS.

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 29 MARCH 2006, PURSUANT TO PART VI OF THE ACT, FROM DEUTSCHE BANK AG ("DEUTSCHE") THAT DEUTSCHE AND ITS SUBSIDIARIES HAVE AN INTEREST IN 51,812,968 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENT 3.17% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.